Exhibit 4.1

FOR IMMEDIATE RELEASE

CHATTEM, INC. GIVES NOTICE

OF FUNDAMENTAL CHANGE CONVERSION RIGHTS

TO HOLDERS OF CONVERTIBLE SENIOR NOTES

Chattanooga, TN- February 9, 2010 – Chattem, Inc. (NASDAQ: CHTT) announced that, pursuant to the terms of the indentures (the “Indentures”) governing its 2.00% convertible senior notes due 2013 and 1.625% convertible senior notes due 2014 (collectively, the “Notes”), a Fundamental Change (as such term is defined in the respective Indentures) occurred on February 9, 2010 (the “Fundamental Change Effective Date”) as a result of the successful completion of the tender offer, commenced by River Acquisition Corp., a Tennessee corporation and an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme, on January 11, 2010, for all outstanding shares of common stock of Chattem for $93.50 per share, net to the seller in cash, without interest and less any required withholding taxes pursuant to the Agreement and Plan of Merger, dated December 20, 2009, among Chattem, sanofi-aventis and River Acquisition Corp.

Pursuant to the Indentures, the holders of the Notes have the right to convert their Notes according to the terms of the Indentures at any time before the close of business on the business day immediately preceding the 45th day after the Fundamental Change Effective Date. Chattem intends to settle conversion of the Notes, in cash, based on a conversion value determined with a price per share of Chattem common stock of $93.50, as soon as practicable after holders surrender their Notes for conversion.

About Chattem, Inc.

Chattem is approximately 130 years old and is a leading manufacturer and marketer of branded consumer healthcare products, toiletries and dietary supplements across niche market segments in the United States. Chattem has regularly demonstrated its ability to sustain regular growth, both in terms of sales and profit, through the development of its own brands and the successful integration of acquired products. Chattem’s well known brands include Gold Bond®, Icy Hot®, ACT®, Cortizone-10®, Selsun Blue® and Unisom®. For more information, visit Chattem’s website at www.chattem.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Examples of forward-looking statements in this press release include forward-looking statements about Chattem, including statements regarding: the ability to complete the merger considering the various closing conditions; the Fundamental Change with respect to the Notes; and any assumptions underlying any of the foregoing. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to, the risk factors disclosed in our Annual Report on Form 10-K, as added or revised by our subsequent Quarterly Reports on Form 10-Q, under the caption “Risk Factors” and unexpected delays or impediments to the announced transaction with sanofi-aventis. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these in light of new information or future events.